                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             (Mark One)

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000
                                             -----------------

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ________ to ________.

                         Commission file number 1-13380
                                                -------

                     THE OFFICEMAX, INC. 401(k) SAVINGS PLAN

                                 OFFICEMAX, INC.
                                 ---------------
                             (Exact name of issuer)

       3605 Warrensville Center Road, Shaker Heights, Ohio        44122
       ------------------------------------------------------------------
       (Address of principal executive offices)                 (zip code)

                                 (216) 471-6900
                                 --------------
              (Registrant's telephone number, including area code)

                                 OFFICEMAX, INC.

                     THE OFFICEMAX, INC. 401(k) SAVINGS PLAN


       Item 1            Not Applicable
       Item 2            Not Applicable
       Item 3            Not Applicable
       Item 4            Financial Statements of the Plan
                         The Financial Statements of The OfficeMax, Inc.
                         401(k) Savings Plan for the fiscal year ended
                         December 31, 2000, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

       Exhibit           CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              OFFICEMAX, INC.
                              PLAN ADMINISTRATOR OF
                              THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
                              ---------------------------------------





Date:  June 28, 2001
                              By: /s/ Michael A. Weisbarth
                                  --------------------------------------
                                  Michael A. Weisbarth
                                  Senior Vice President,
                                  Corporate Controller
                                  and Chief Accounting Officer

                                                                   Annex A
                                                                     to
                                                                 Form 11-K
THE OFFICEMAX, INC.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2000 AND 1999

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

Report of Independent Accountants                                           3

Financial Statements:

       Statement of Net Assets Available for Plan Benefits
       at December 31, 2000 and 1999                                        4

       Statement of Changes in Net Assets Available for
       Plan Benefits for the year ended December 31, 2000                   5

       Notes to Financial Statements                                      6-12

Supplemental Schedules:

       Schedule of Assets Held for Investment Purposes
       at December 31, 2000                                                13

       Schedule of Reportable Transactions
       for the year ended December 31, 2000                                14



Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the OfficeMax, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the OfficeMax, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    --------------------------
PRICEWATERHOUSECOOPERS LLP
Cleveland, Ohio
June 27, 2001

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                     2000                          1999
                                               ---------------                ---------------
Assets:

Investments                                    $    24,388,197                $    22,406,643


Liabilities:

Amounts due for securities                             728,839                        487,192
                                               ---------------                ---------------

Net assets available for
         plan benefits                         $    23,659,358                $    21,919,451
                                               ===============                ===============


















The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

Additions:
  Additions to net assets attributed to:
    Interest and dividend income                            $       692,324

    Contributions:
      Participant                                                 4,677,731

      Employer                                                    1,224,900

      Rollovers into plan                                           493,803
                                                            ---------------
        Total additions                                           7,088,758
                                                            ---------------

Deductions:
  Deductions from net assets attributed to:
    Withdrawals and terminations                                  3,023,369

    Administrative expenses                                          20,339
                                                            ---------------
        Total deductions                                          3,043,708
                                                            ---------------

Net realized and unrealized depreciation
  in the fair value of investments                               (2,305,143)
                                                            ---------------

    Net increase                                                  1,739,907

Net assets available for plan benefits:
    Beginning of year                                            21,919,451
                                                            ---------------

    End of year                                             $    23,659,358
                                                            ===============








The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1 - Summary Description of the Plan
----------------------------------------

The following description of The OfficeMax, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by the Board of Directors of OfficeMax, Inc. (the "Company"). Since January 1, 1998, when the assets of the Plan were incorporated into a Master Trust arrangement, the assets of the Plan have been maintained and transactions therein have been executed by The Bank of New York (the "Trustee"). The assets of the Plan are the only assets maintained within the Master Trust. The Plan has elected to report the assets of the Master Trust as Plan assets that are not part of the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

Generally, all full and part-time employees of the Company are eligible to participate in the Plan. Participation dates are January 1, April 1, July 1, and October 1 of each year. Employees hired on or after July 1, 1995 are eligible to participate in the Plan on the first participation date on or after 12 consecutive months of employment with 1,000 hours of continuous service and attaining the age of 21. As of January 1, 2000, the Plan was expanded to include resident Puerto Rican employees.

Contributions

Eligible employees may elect to contribute a portion of their compensation consisting of base pay and overtime. Employees may contribute between 2% and 15% of their compensation, subject to statutory limitations. Additionally, participants may rollover distributions from other qualified pension or profit sharing plans.

For the years ended December 31, 2000 and 1999, the employer made matching contributions in company stock equal to 50% of the first 3% of eligible participant contributions. The amount of employer contribution made with respect to any plan year, if any, shall be determined solely by action of the Board of Directors.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Participant Accounts

Separate total accounts are established and maintained for each participant in the Plan and consist of the following: i) an employee contribution account; ii) an employer contribution account; and iii) a rollover account, if applicable. Within each of the accounts listed, separate records are maintained reflecting contributions, investment gains and losses, distributions, loans, withdrawals, and transfers of the portion of each account invested in available funds of the Trustee. The net value of each participant account is established each day the New York Stock Exchange is open for business. Allocations of investment gains and losses are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company's matching contribution plus actual earnings or losses thereon is based on years of continuous service as follows.

                Years of Service                    Vesting Percentage
                ----------------                    ------------------

                   Less than 2                              0%
                        2                                  50%
                        3                                 100%

Investment Options

The Plan's mutual fund assets have been maintained and transactions therein have been executed by the Trustee.

Participants may direct their contributions in any of the following investment options:

    DREYFUS-CERTUS STABLE VALUE FUND - A collective investment fund designed to provide high current income while preserving capital by investing mainly in Guaranteed Investment Contracts (GIC's) and other similar instruments.

    DREYFUS LIFETIME PORTFOLIOS, INC. - INCOME PORTFOLIO - Designed to maximize current income by investing only in United States securities including money market instruments (up to 10%), fixed income securities (up to 75%), and equity securities (up to 25%).

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DREYFUS LIFETIME PORTFOLIOS, INC. - GROWTH AND INCOME PORTFOLIO - Designed to maximize capital appreciation and current income by investing in equity and fixed income assets with a target allocation of 50% in each asset class. The equity portion can be invested in international securities (up to 15%), large capitalization stock (up to 80%) as well as small capitalization stocks (up to 20%).

    DREYFUS LIFETIME PORTFOLIOS, INC. - GROWTH PORTFOLIO - Designed to maximize capital appreciation by investing between 65% and 100% of its assets in securities with up to 25% of its assets in international securities. The fund also has a target allocation of 20% of assets in fixed income securities.

    DREYFUS DISCIPLINED STOCK FUND - Designed to seek a combination of long-term growth and income primarily from stock investments.

    DREYFUS NEW LEADER FUND, INC. - Designed to maximize capital appreciation by targeting smaller-sized domestic and foreign companies.

    OFFICEMAX, INC. COMMON STOCK FUND - Designed to offer employees the opportunity to invest in the common stock of OfficeMax, Inc., which is traded on the New York Stock Exchange. All stock is purchased on the open market at current market prices.

Participants may specify, in 1% increments from 0% to 100%, the percentage of all future contributions to be invested in each investment fund. In addition, there is no limit as to the number of changes participants may make to their investment options.

Loans to Participants

The Plan includes loan provisions for eligible participants. Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance. Loans from participants carry interest at a rate equal to the prime rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan is effective plus one percent, and must be repaid in not more than five years. Principal and interest is paid ratably through payroll deductions.

Participants who retire, or are terminated prior to meeting their loan obligation, have the option to pay the outstanding balance in total as of the date of retirement, or termination, or have the loan balance outstanding considered a distribution, subject to applicable tax laws.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Plan Withdrawals and Terminations

Active participants are permitted to withdraw all or a portion of their vested accounts upon attaining the age of 59-1/2.

Participant amounts are payable upon retirement, death or other termination of employment and are made in a lump sum. Payment can be directed to the participant via direct rollover to an IRA or other qualified plan. If a participant's account balance exceeds $5,000, the participant may elect to defer receipt until retirement or such later date as specified by the Plan.

It is possible that a participant will receive less than the aggregate total amount of contributions should the market value of the funds decrease.

Forfeited Accounts

At December 31, 2000 and 1999, forfeited non-vested accounts totaled $19,116 and $17,968 respectively. Disposition of forfeited accounts is at the discretion of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, the interest of each participant with respect to Company contributions will vest immediately and be non-forfeitable. Participants shall receive a total distribution of their participant account.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Method of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting. Certain reclassifications have been made to prior year amounts to conform to the current presentation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Investments

Plan investments are stated at fair market value. Mutual fund investments are valued at net asset value, representing the value at which shares of the fund may be purchased or redeemed, which represents fair market value. The loan fund is valued on the basis of undiscounted estimated future receipts. Investments in the OfficeMax Common Stock Fund are valued at the closing price of the Company's Common Shares as reported on the New York Stock Exchange Consolidated Transaction Reporting System.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The change in the difference between the current fair market value of investments at the end of the year, less the current fair market value of investments at the beginning of the year (or acquisition cost, if acquired during the year), is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation (depreciation) in fair value of investments. Gains and losses on investments that were both bought and sold during the year are included in net realized and unrealized appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2000, no withdrawals were transacted but not yet paid. At December 31, 1999, $130,202 of transacted withdrawals were not yet paid to participants and are therefore not recorded as a liability, in accordance with ERISA guidelines.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings.

Administrative Expenses

Under the provisions of the Plan, the Company may elect to pay certain expenses on behalf of the Plan. Such expenses include, but are not limited to, the compensation of consultants, accountants, legal counsel and other specialists. The Plan incurred administrative expenses of $20,339 and $20,229 for the years ended December 31, 2000 and 1999, respectively.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3 - Tax Status of the Plan
-------------------------------

The Company received a favorable determination letter from the Internal Revenue Service for the Plan dated September 17, 1996. The Company believes that the Plan will continue to qualify as a trust exempt from taxation under the Internal Revenue Code, however, any changes which may be required by the Internal Revenue Service to maintain a favorable status will be made. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Investments
--------------------

Investments that represent 5 percent of more of the Plan's net assets are as follows:

                                                             December 31,            December 31,
                                                                  2000                    1999
                                                          --------------------     -----------------

Dreyfus-Certus Stable Value Fund                               $ 2,926,099             $ 2,438,194

Dreyfus LifeTime Portfolios, Inc. - Growth and
Income Portfolio                                                 3,423,570               3,152,049

Dreyfus LifeTime Portfolios, Inc. - Growth
Portfolio                                                        2,450,785               2,227,175

Dreyfus Disciplined Stock Fund                                   5,453,422               5,463,288

Dreyfus New Leaders Fund, Inc.                                   6,145,492               5,153,316

OfficeMax, Inc. Common Stock Fund
(participant-directed)                                             856,614               1,196,832

OfficeMax, Inc. Common Stock Fund
(nonparticipant-directed)                                        1,560,662               1,526,743


During 2000, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $2,305,143 as follows:

Common Stock                                 $(1,590,077)
Mutual Funds                                    (715,066)
                                             -----------
                                             $(2,305,143)
                                             ===========

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5 - Nonparticipant-Directed Investments
--------------------------------------------

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             Year Ended
                                                          December 31, 2000
                                                          -----------------
Changes in Net Assets:

    Employer contributions                                   $  1,224,900
    Interest income                                                 6,855
    Net realized and unrealized
      depreciation in fair value of
      investments                                              (1,080,145)
    Withdrawals and terminations                                 (117,691)
                                                             ------------

    Net increase in assets                                   $     33,919
                                                             ============

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                          SECURITY                                                       CURRENT
      IDENTITY OF ISSUE                                   DESCRIPTION                                   COST (a)          VALUE
-----------------------------------------------------------------------------------------------------------------------------------

Participation in registered       Dreyfus-Certus Stable Value Fund                                                     $ 2,926,099
     investment funds             Dreyfus LifeTime Portfolios, Inc. - Income Portfolio                                     746,422
                                  Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio                        3,423,570
                                  Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio                                   2,450,785
                                  Dreyfus Disciplined Stock Fund                                                         5,453,422
                                  Dreyfus New Leader Fund, Inc.                                                          6,145,492


Participation in OfficeMax, Inc.  OfficeMax, Inc. Common Stock Fund                                   $ 6,039,271        2,417,276
     common stock


Participant Loans                 Loans to participants, varying maturity                                                  825,131
                                    dates, 9.00% - 11.00%


(a) Cost omitted for participant-directed investments and loans to participants





Note: This schedule has been derived from information certified as complete and accurate by the Trustee in accordance with Section 2520.103 of the Department of Labor Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                          Purchase               Selling               Lease
Identity of Party Involved         Description of Asset                    Price                  Price                Rental
--------------------------         --------------------                    -----                  -----                ------



SERIES OF TRANSACTIONS:

Bank of New York                   OfficeMax, Inc. Common Stock Fund     $ 1,806,656    (a)     $ 207,518    (b)          -

-----------------------------------------------------------------------------------------------------------------------------------

                                                                       Expense          Cost of       Current Value          Net
Identity of Party Involved         Description of Asset               Incurred           Asset          of Asset        Gain/(Loss)
--------------------------         --------------------               --------           -----          --------        -----------



SERIES OF TRANSACTIONS:

Bank of New York                   OfficeMax, Inc. Common Stock Fund       -           $ 299,008        $ 207,518       $ (91,490)



(a)  aggregate of 19 transactions
(b)   aggregate of 1 transaction










Reportable Transactions for the year ended December 31, 2000 represent a series of transactions involving a nonparticipant-directed issue which exceeded 5% of assets available for plan benefits at the beginning of the year. Certain transactions reflected herein may not have settled as of December 31, 2000 and, therefore, may not be reflected in previous schedules.